Procter and Gamble and Syneron Medical Enter Global Exclusive Agreement to Develop and Supply Home-Use Devices to Enhance Skin Appearance

YOKNEAM, ISRAEL and CINCINNATI, OH -- (MARKET WIRE) -- February 27, 2007 -- Syneron Medical Ltd. (NASDAQ: ELOS) and The Procter & Gamble Company (NYSE: PG) (P&G) announced today they signed an exclusive joint development and supply agreement for the commercialization of patented, elos™ based, home-use devices and compositions for the enhancement of skin appearance through the treatment of fine lines, wrinkles, age and sun spots and cellulite.

P&G selected elos technology as its preferred, non-invasive, energy-based solution for home-use aesthetic treatments in this field. Under the terms of the agreement Syneron will lead the research, development and manufacturing while P&G will focus on the development of the compositions, marketing, and distribution. The home-use devices will be marketed under the P&G family of skin care products and will be co-branded with Syneron's elos technology. P&G and Syneron plan further collaboration that could lead to commercializing additional products in the future.

Commenting on the agreement, Syneron Chairman Shimon Eckhouse said, "We are very pleased to team-up with P&G, a global leader and innovator in skin and beauty products. We believe that this new partnership, fueled by our proprietary elos technology, positions us optimally for leading the mass commercialization of energy-based, home-use devices while creating significant value for our customers and shareholders." Dr. Eckhouse continued, "This collaboration will also benefit our professional customers by increasing the consumer awareness of the benefits of elos and energy-based devices."

Shekhar Mitra, P&G’s Vice President for Research and Development, Personal Beauty Care, added: "We're excited about this agreement to work with Syneron. A clear P&G Beauty strategy is to provide consumers with products that provide noticeable benefits. This is also another example of our corporate open innovation strategy, which we call Connect + Develop. This helps us bring to market faster at better value, products that make a meaningful difference to the lives of the consumer. When we do that, everyone wins, especially the consumer."

Conference call

Syneron Management will host a conference call to discuss the agreement with Procter & Gamble at 9:00am ET today, February 27th 2007. Investors and other interested parties may dial into the conference call on the numbers below or access a live web cast through Syneron's website at www.syneron.com. Please login at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website.

Dial-in numbers:
US: 1 888 802 8577;
International: +1 973 935 8754
Conference ID: 8503395

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada; Logistics and Service Center in Irvine, California; European Headquarters in Germany; and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

About P&G

Three billion times a day, P&G brands touch the lives of people around the world. The company has one of the strongest portfolios of trusted, quality, leadership brands, including Pampers®, Tide®, Ariel®, Always®, Whisper®, Pantene®, Mach3®, Bounty®, Dawn®, Pringles®, Folgers®, Charmin®, Downy®, Lenor®, Iams®, Crest®, Oral-B®, Actonel®, Duracell®, Olay®, Head & Shoulders®, Wella®, Gillette®, and Braun®. The P&G community consists of almost 135,000 employees working in over 80 countries worldwide. Please visit http://www.pg.com for the latest news and in-depth information about P&G and its brands.

About P&G Beauty

P&G Beauty products help make beauty dreams real and grooming enjoyable every day for millions of women and men worldwide. With more than 100 brands available in nearly 130 countries, P&G Beauty delivered sales of more than $21 billion in fiscal year 2005/2006, making it a leading global beauty company. Visit www.pg.com for the latest news and in-depth information about P&G Beauty and its brands.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, including statements with respect to expectations regarding improved patient outcomes, the development of new products, and the commercialization of products. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors are summarized under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:

The Procter & Gamble Company:
Jeff LeRoy
External Relations Manager
+1 513 983 0466
email: leroy.jh@pg.com

Syneron Medical Ltd:

David Schlachet
CEO
+972 54 446 0334
email: davidsh@syneron.com

David Seligman
CFO
+972 54 772 6559
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972 4 909 6282
email: ir@syneron.com

Nick Laudico
IR consultant (US contact)
646 734 4792
email: nlaudico@theruthgroup.com